Mail Stop 6010   February 27, 2008

Kenneth C. Forster, President
APC Group, Inc.
3526 Industrial Parkway
Fairbanks, Alaska 9701

          Re: APC Group, Inc.
                 Form 10-SB
                 Amendment No. 1 filed February 12, 2008
                 File No. 0-52789

Dear Mr. Forster:

          We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

          Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

          Prior comment refers to our letter dated September 27, 2007.

General

1.   Please refer to Release 33-8876 (12/19/2007) for important information regarding
          the recent rescission of Regulation S-B. See particularly transition rules set out in
          Section IV of the release. Any further amendment to this Form 10-SB should be
          filed on Form 10, but you may continue compliance with Regulation S-B
          disclosure content and format until August 4, 2008.

2.   Your registration statement became automatically effective 60 days from the date
          of the first filing, and you became subject to the reporting requirements of the
          Securities Exchange Act of 1934. See Section 12(g)(1) of the Securities
          Exchange Act of 1934. We note that you are required to file an annual report on

Form 10-KSB, or at your election, on Form 10-K, for the period ending November 30, 2007 on February 28, 2008. We will not clear your amended registration statement on Form 10 until such time as you have filed, and we have had an opportunity to review, your annual report. Please ensure that your annual report reflects all relevant changes made to your registration statement in response to our comments in this and our prior comment letter.

Regulation, page 6

3.   Please expand this discussion to explain what you must do to comply with applicable regulations. If material, describe compliance costs.

Risk Factors, page 6
We have issued 66,000…, page 9

4.   Refer to prior comment 14 and your response. Please revise to clarify any liquidation preference of the Series A preferred stock.

Management's Discussion and Analysis…, page 10

Results of Operations- Nine months ended August 31, 2007, page 12

5.   In the final sentence of the paragraph following the table, it is unclear why you believe that development of a trading market for your common stock would lead to reduced operating expenses. Please revise for clarity.

Liquidity and Capital Resources, page 13

6.   Refer to prior comment 25 and your response. The plan discussed apparently relies entirely upon expanding operations, which to date have resulted in negative cash flows. You also say you first need to raise an additional $1,500,000 from presently unidentified and uncommitted outside sources in order to implement your business plan. We reissue the comment.

Item 4 Securities Ownership, page 17
Series A Preferred Stock, page 17

7.   In the second sentence of the first paragraph please revise to clarify whether the preferred stock may only be issued to Mr. Forster, as distinguished from any person occupying the executive offices described.

8.   Please describe the transaction(s) in which 66,000 shares were issued to Mr. Forster. For example, what consideration was received by the company.

9.   Please describe the business purpose for issuing perpetual voting control preferred stock.

10.   With a view toward disclosure, tell us whether the OTC Bulletin Board will require any changes in the Series A voting control status.

Directors and Executive Officers, page 18

11.   Please describe any arrangements or understandings between Mr. Forster, as the controlling shareholder, and the members of the Board regarding Board composition and Board voting positions.

Item 6. Executive Compensation, page 19

12.   Please update the table to include all of fiscal 2007.

13.   With a view toward disclosure and similar to what you have disclosed in footnote 5 to the table, please describe by footnote the amount included in the All Other Compensation column for Mr. Forster for 2007.

Director Compensation table, page 20

14.   Please revise to explain footnote 2 and the last sentence of footnote 3.

Part II, Item 1, page 22

15.   Please refer to Release 33-8869 (12/06/2007) regarding recent changes to Rule 144 and revise your disclosure, as appropriate.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Kenneth C. Forster, President
APC Group, Inc.
February 27, 2008
Page 4

       You may contact Praveen Kartholy at (202) 551-3378 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3444 with any other questions.

       Sincerely,

       Perry Hindin
       Special Counsel